                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                   SCHEDULE TO
                             TENDER OFFER STATEMENT
          UNDER SECTION 14(D)(1) OR SECTION 13(E)(1) OF THE SECURITIES
                              EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 6)

                                   ----------

                       APPLIED GRAPHICS TECHNOLOGIES, INC.
                       (Name Of Subject Company (Issuer))

                                   ----------

                               KAGT HOLDINGS, INC.
                             KAGT ACQUISITION CORP.
                           KOHLBERG INVESTORS IV, L.P.
                         KOHLBERG TE INVESTORS IV, L.P.
                      KOHLBERG OFFSHORE INVESTORS IV, L.P.
                           KOHLBERG PARTNERS IV, L.P.

                      (Names of Filing Persons (Offerors))

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    037937208
                      (CUSIP Number of Class of Securities)

                                   ----------

                            Mr. Christopher Lacovara
                             KAGT Acquisition Corp.
                             c/o Kohlberg & Company
                                111 Radio Circle
                               Mt. Kisco, NY 10549
                            Telephone: (914) 241-7430
            (Name, address and telephone number of person authorized
       to receive notices and communications on behalf of filing persons)

                                   ----------

                                   COPIES TO:

                              Daniel S. Evans, Esq.
                                Ropes & Gray LLP
                             One International Place
                           Boston, Massachusetts 02110
                            Telephone: (617) 951-7000

                            CALCULATION OF FILING FEE

=============================================================================
      Transaction Valuation*                          Amount Of Filing Fee**
-----------------------------------------------------------------------------
          $8,559,980.25                                     $692.50
=============================================================================

* Estimated solely for purposes of calculating amount of filing fee in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The transaction value is based upon 10,070,565 shares of outstanding Common Stock, par value $.01 per share of the Subject Company as of May 31, 2003 and the expected merger consideration of $0.85 per share. Such outstanding shares assumes the exercise of 923,000 options, all outstanding in-the-money options to purchase shares of Common Stock of the Subject Company which are exercisable in connection with the transaction.

**       Previously paid.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:                                                  N/A
Form or Registration No.:                                                N/A
Filing Party:                                                            N/A
Date Filed:                                                              N/A

[ ] Check the box if the filing relates to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]      third-party tender offer subject to Rule 14d-1.

[ ]      issuer tender offer subject to Rule 13e-4.

[ ]      going-private transaction subject to Rule 13e-3.

[X]      amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

 1.      NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
         KAGT Holdings, Inc.
--------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [X]
         (See Instructions)                                            (b)  [ ]
--------------------------------------------------------------------------------
 3.      SEC USE ONLY
--------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS
         OO
--------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                                  [ ]
--------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
                                       7.      SOLE VOTING POWER
  NUMBER OF                                    0
  SHARES                                       ---------------------------------
 BENEFICIALLY                          8.      SHARED VOTING POWER
   OWNED BY                                    6,063,892*
    EACH                                       ---------------------------------
  REPORTING                            9.      SOLE DISPOSITIVE POWER
 PERSON WITH                                   0
                                               ---------------------------------
                                       10.     SHARED DISPOSITIVE POWER
                                               6,063,892*

--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         6,063,892*
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions)                                                  [ ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         66%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON (See Instructions)
         CO
--------------------------------------------------------------------------------

* Reflects shares validly tendered and not withdrawn as of the expiration of the tender offer, which have been accepted for payment. An additional 18,473 shares have been tendered subject to a guarantee of delivery.

 1.      NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
          KAGT Acquisition Corp.
--------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [X]
         (See Instructions)                                            (b)  [ ]
--------------------------------------------------------------------------------
 3.      SEC USE ONLY
--------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS
         OO
--------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                                  [ ]
--------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
                                       7.      SOLE VOTING POWER
  NUMBER OF                                    0
  SHARES                                       ---------------------------------
 BENEFICIALLY                          8.      SHARED VOTING POWER
   OWNED BY                                    6,063,892*
    EACH                                       ---------------------------------
  REPORTING                            9.      SOLE DISPOSITIVE POWER
 PERSON WITH                                   0
                                               ---------------------------------
                                       10.     SHARED DISPOSITIVE POWER
                                               6,063,892*

--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         6,063,892*
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions)                                                  [ ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         66%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON (See Instructions)
         CO
--------------------------------------------------------------------------------

* Reflects shares validly tendered and not withdrawn as of the expiration of the tender offer, which have been accepted for payment. An additional 18,473 shares have been tendered subject to a guarantee of delivery.

         This Amendment No. 6 amends and supplements the Tender Offer Statement on Schedule TO (as amended to date, the "Schedule TO") filed with the Securities and Exchange Commission on June 20, 2003 by KAGT Holdings, Inc. ("Parent"), KAGT Acquisition Corp. ("Purchaser"), Kohlberg Investors IV, L.P., Kohlberg TE Investors IV, L.P., Kohlberg Offshore Investors IV, L.P. and Kohlberg Partners IV, L.P., as amended on July 7, 2003, July 11, 2003, July 15, 2003, July 21, 2003, and July 31, 2003. The Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares of common stock, $0.01 par value per share (the "Shares"), of Applied Graphics Technologies, Inc., a Delaware corporation (the "Company"), at a purchase price of $0.85 per Share, net to the seller in cash, less any required withholding taxes and without interest thereon, upon the terms and subject to the conditions set forth in the related offer to purchase dated June 20, 2003 (as amended to date, the "Offer to Purchase"), and in the related letter of transmittal. Capitalized terms used and not otherwise defined herein have the meanings assigned thereto in the Schedule TO.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

         Item 8 is hereby amended and supplemented by adding thereto the following:

                  On August 4, 2003, the Purchaser announced in a press release that the Offer expired on 5 p.m. EDT on August 1, 2003. Based on information provided by the Depositary, approximately 6,082,365, or 60.4% (including all in-the-money options), of the outstanding Shares were validly tendered and not withdrawn pursuant to the Offer. Such share amount includes approximately 18,473 shares subject to guarantee of delivery. The Purchaser has accepted for payment and has notified the Depositary to promptly pay for the tendered and accepted Shares at the purchase price of $0.85 per Share in cash. The full text of the press release referenced above is filed as Exhibit (a)(12) to this Schedule TO, and is hereby incorporated by reference herein.

ITEM 12. EXHIBITS

(a)(12)    Press release issued by the Purchaser on August 4, 2003.

                                                SIGNATURES

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    KAGT HOLDINGS, INC.

                                    By:  /s/ Christopher Lacovara
                                        ------------------------------------
                                        Name:  Christopher Lacovara
                                        Title: President

                                    KAGT ACQUISITION CORP.

                                    By:  /s/ Christopher Lacovara
                                        ------------------------------------
                                        Name:  Christopher Lacovara
                                        Title: President

                                    KOHLBERG INVESTORS IV, L.P.

                                    By:  Kohlberg Management IV, L.L.C.,
                                         its general partner

                                    By:  /s/ Christopher Lacovara
                                        ------------------------------------
                                        Name:  Christopher Lacovara
                                        Title: Authorized Member Manager

                                    KOHLBERG TE INVESTORS IV, L.P.

                                    By:  Kohlberg Management IV, L.L.C.,
                                         its general partner

                                    By: /s/ Christopher Lacovara
                                        ------------------------------------
                                        Name:  Christopher Lacovara
                                        Title: Authorized Member Manager

                                    KOHLBERG OFFSHORE INVESTORS IV, L.P.

                                    By:  Kohlberg Management IV, L.L.C.,
                                         its general partner

                                    By:  /s/ Christopher Lacovara
                                        ------------------------------------
                                        Name:  Christopher Lacovara
                                        Title: Authorized Member Manager

                                    KOHLBERG PARTNERS IV, L.P.

                                    By:  Kohlberg Management IV, L.L.C.,
                                         its general partner

                                    By:  /s/ Christopher Lacovara

                                        ------------------------------------
                                        Name:  Christopher Lacovara
                                        Title: Authorized Member Manager

Dated:  August 4, 2003

                                            INDEX TO EXHIBITS


EXHIBIT NUMBER      DOCUMENT
--------------      --------

*(a)(1)             Offer to Purchase dated June 20, 2003.

*(a)(2)             Form of Letter of Transmittal.

*(a)(3)             Form of Notice of Guaranteed Delivery.

*(a)(4)             Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

*(a)(5)             Form of Letter to Clients for Use by Brokers, Dealers,
                    Banks, Trust Companies and Other Nominees.

*(a)(6)             Form of Guidelines for Certification of Taxpayer
                    Identification Number on Substitute Form W-9.

*(a)(7)             Press Release issued by the Company on June 13, 2003
                    (incorporated by reference to the Schedule TO-C filed by Parent and the Purchaser with the Securities and Exchange
                    Commission on June 13, 2003).

*(a)(8)             Summary Advertisement published in New York Times on
                    June 20, 2003.

*(a)(9)             Press Release issued by the Company on July 14, 2003.

*(a)(10)            Press Release issued by the Purchaser on July 21, 2003.

*(a)(11)            Press Release issued by the Purchaser on July 31, 2003.

(a)(12)             Press Release issued by the Purchaser on August 4, 2003.

*(b)(1)             Commitment Letter, dated May 20, 2003 among Foothill
                    Capital Corporation, Silver Point Capital, L.P. and
                    Kohlberg Management IV, L.L.C.

*(b)(2)             Equity Commitment Letter, dated May 8, 2003, from
                    Kohlberg Management IV, L.L.C. to the Company.

*(d)(1) Agreement and Plan of Merger dated as of June 12, 2003 among Parent, the Purchaser and the Company.

*(d)(2) Lock-up Agreement dated as of June 12, 2003 by and among the Company, Parent, Fleet National Bank, as Administrative
                    Agent (the "Agent") and the lenders (the "Lenders") party to the Second Amended and Restated Credit Agreement dated as of April 15, 2003, by and among the Company, as borrower, the Agent and the Lenders.

*(d)(3)             Form of Subordinated Notes Undertaking, dated as of
                    April 29 and May 7, 2003, among the Company and each of

                    Ionian Nominees Limited, Securities Management Trust,
                    Vasiliou & Co. Inc., Credit Suisse First Boston Equities
                    Nominees Limited, Merrill Lynch, Maldon Electric
                    Securities Limited, EAP Securities Limited and New
                    Centurion Trust Limited.

*(d)(4)             Form of Preference Shares Undertaking, dated as of June 12,
                    2003, among the Company, Wace Group Limited and each of Aberdeen Asset Managers Ltd, New Star Asset Management
                    Limited and INVESCO Asset Management Limited.

*(d)(5) Preference Shares Undertaking, dated as of June 12, 2003, among the Company, Wace Group Limited and Applied
                    Graphics Technologies (UK) Limited.

*(d)(6)             Confidentiality Agreement dated March 20, 2003 between the
                    Company and Kohlberg Management IV, L.L.C.

*(d)(7)             Tender Agreement dated June 12, 2003 among Parent, the
                    Purchaser and Applied Printing Technologies, L.P.

*(d)(8) Form of Tender Agreement dated June 12, 2003 among Parent, the Purchaser and each of the Lenders.

*(d)(9) Form of Tender Agreement dated June 12, 2003 among Parent, the Purchaser and each of Fred Drasner, Martin Krall, Joseph
                    Vecchiolla, David Parker and Marne Obernauer, Jr.

*(d)(10)            First Amendment to Agreement and Plan of Merger dated as of July 31, 2003 among Parent, the Purchaser and the Company.

(g)                 None.

(h)                 None.

*Previously Filed

                                                                       Exhibit A

                     AGREEMENT REGARDING THE JOINT FILING OF
                                  SCHEDULE 13D

The undersigned hereby agree as follows:

     (i) Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

     (ii) Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated: August 4, 2003

                                        KAGT HOLDINGS, INC.
                                        KAGT ACQUISITION CORP.

                                        By:   /s/ Christopher Lacovara
                                              -------------------------
                                              Name:  Christopher Lacovara
                                              Title:  President